As filed with the Securities and Exchange Commission on May 7, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Subject Company (Issuer))

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$49,999,998.60(a)	$6,820.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 4,716,981 shares in the offer, based upon a price per share of $10.60, which represents approximately 89.8% of the estimated net asset value per share of $11.80 as of September 30, 2012.
(b)	Calculated as $136.40 per $1,000,000 of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No:
Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2013 relating to an offer by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Trust”), to purchase for cash up to 4,716,981 shares of the Trust’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 1, 2013 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), at a price per share of $10.60, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.

This Amendment No. 1 is being filed with the SEC to amend the conditions of the Offer. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1, except that such information is hereby amended to the extent specifically provided for herein.

Item 1. Summary Term Sheet

The fifth condition under the caption “Summary Term Sheet — What are the most significant conditions to this Offer?” on page 2 of the Offer to Purchase is deleted in its entirety and replaced with the following:

“No person (including a group) shall have commenced, proposed, announced, made or have publicly disclosed a tender or exchange offer (other than this Offer), merger, acquisition, business combination or other similar transaction involving us nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;”

Item 4.	Terms of the Transaction

The third condition under the caption “Item 12 — Conditions of this Offer,” appearing on page 22 of the Offer to Purchase, is deleted in its entirety and replaced with the following:

“A tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST, INC.

By:	/s/ David Lichtenstein Name: David Lichtenstein Title: Chief Executive Officer and Chairman of the Board

Dated: May 7, 2013